February 25, 2008
Mr. William Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, MS0361
Washington, DC 20002

SUBJECT:	HASTINGS ENTERTAINMENT, INC. RESPONSES TO SEC STAFF COMMENT LETTER DATED FEBRUARY 14, 2008
Dear Mr. Thompson:
Below you will find an item-by-item response to the staff’s comment letter dated February 14, 2008.
1)	We reviewed your response to comment three in our letter dated January 28, 2008 and note your point that the balance in your contra-deferred revenue account is immaterial as of the most recent balance sheet date. However, based on your disclosures on page 3 under Used and Budget-Priced Products, we assume trade-in transactions with customers are a material and growing part of your business. Thus, as previously requested, please disclose how you account for transactions where customers trade-in used merchandise in exchange for store credit or cash.

Additionally, please tell us in detail the basis in GAAP for your accounting for the trade-in transactions. Please address whether you consider the used merchandise inventory and/or the store credit to be recorded at fair value, and if not, why this is appropriate. Also tell us your consideration of whether you incur a loss or other expense in connection with the trade-in transaction to the extent you give the customer store credit worth more than the cash offer for the used merchandise. Tell us your basis for deferring any such loss or expense until the store credit is redeemed. Finally, please tell us about any alternative accounting treatments you considered for the trade-in transactions and why those alternatives were rejected.

Hastings operates in a highly competitive retail environment. As disclosed in our Form 10-K, we purchase used CDs, DVDs, video games, and books from our customers for cash or store credit. When determining the cash offer to our customers on a trade-in transaction, we take into consideration the retail price (re-sell value) relative to our competition as well as relative price points of our new products. Additionally, we desire a minimum gross profit percentage on the subsequent sale of the acquired used product. Since we know the most

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likely retail price for which we can sell a particular used product, and as we know the desired gross profit margin for that used product, we are able to determine what we are willing to pay the customer for a used trade-in. Consequently, the amount we are willing to pay (the cash offer) represents the fair value of our used inventory. Historically more than half of used trade-in transactions involve the cash offer only.

If the customer desires merchandise credit rather than the cash offer, the customer is given a gift card. The value of merchandise credit given to the customer for a particular trade-in transaction contains a premium over what the cash offer would be for the same transaction. The premium for merchandise credit transactions exists as an incentive to entice customers to purchase product in our stores. Historically, approximately 80% of the gift card amounts issued related to trade-in transactions are redeemed in the same month as the trade-in. Additionally, approximately 96% are redeemed within three months of the merchandise trade-in.

If a customer chooses the cash offer, the used merchandise inventory is recorded at a cost equal to the cash offer. If a customer chooses the merchandise credit rather than the cash offer, the inventory is recorded at an amount equal to the cash offer with an amount recorded as deferred revenue representing the value of the gift card net of the premium. For example, if a cash offer of $5 was made and a concurrent merchandise credit offer of $7 (equal to the $5 cash offer plus the $2 premium) was made and accepted, we would record inventory equal to $5 and deferred revenue equal to $5 ($7 store credit issued less the $2 premium).

As gift cards that were issued in conjunction with a trade-in transaction are redeemed and revenue is recognized, the associated merchandise credit is recognized as a reduction of the related revenue. This treatment matches the premium against the related revenues and is consistent with our view that this premium is a customer sales incentive.

As noted previously, the issuance of merchandise credit in conjunction with the trade-in transaction is considered a sales incentive. EITF Issue No. 01-9 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) provides the relevant accounting guidance for this transaction. As it specifically relates to our deferral of the credit premium until redemption of the related gift card, we note compliance with EITF Issue No. 01-9 paragraph 22, which states “...a vendor should recognize the “cost” of the sales incentive at the later of the following:
a.	The date at which the related revenue is recognized by the vendor

b.	The date at which the sales incentive is offered.
Paragraph 27 of EITF 01-9 relates to recognition of the sales incentive cost if it will result in a loss on the sale of a product or service, and states “a vendor should not recognize a liability for the sales incentive prior to the date at which the related revenue is recognized by the vendor.” We note paragraph 27 also discusses the possibility of inventory impairment

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resulting from losses on the sale of product with a related sales incentive. The products we sell contain a wide range of profit margins. For example, for the product categories that comprise 85% of our sales, the profit margins range from 34% to 70%. On a consolidated basis our margin is 42%. We impose no restrictions on what products a customer can purchase with the in-store credit gift card and do not have the ability to track the products that are purchased with the gift card that was issued for the trade-in transaction. Therefore, we can not determine with certainty whether the exchange of the gift card results in a loss. However, considering the following factors, we conclude that a loss on the gift card exchange, if any, would be inconsequential:
•	While we do not have the ability to track what the gift cards are exchanged for, we can determine the time frame during which the cards are exchanged. Historically, 80% of the gift cards that are issued for trade-in transactions are redeemed within the month of issuance.

•	While the premium granted to a customer that chooses a gift card on the trade-in transaction varies depending on the type of product, premiums generally range from 150% to 155% of the cash offer value. For example, if the cash offer is $5, the gift card would be issued for $7.50.

•	If the $7.50 gift card with a corresponding cash offer value of $5.00 were exchanged for an item with a retail value of $7.50, a profit margin of 33% would be required to avoid a loss on the exchange. As the retail value of the item purchased increases, the required profit margin to avoid a loss decreases as we would only need to recover the $2.50 premium to avoid a loss. For example, if the card were exchanged for an item with a retail value of $15.00, the required margin to cover the premium is only 17%. While there can be no assurance that the card would not be exchanged for a low margin item, considering the margin range of the products that comprise 85% of our sales, we conclude that a loss is not likely.
Additionally, our recording of trade-in inventory at the cash offer amount, regardless of whether cash is paid or merchandise credit is granted, is in accordance with paragraph 25 of APB Opinion 29 Accounting for Nonmonetary Transactions (As amended by Statement of Financial Accounting Standards No. 153 Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29), which states “If one of the parties in a nonmonetary transaction could have elected to receive cash instead of the nonmonetary asset, the amount of cash that could have been received may be evidence of the fair value of the nonmonetary assets exchanged.”

As an alternative to our current accounting treatment, the recognition of the merchandise credit premium in the same period as the trade-in transaction, regardless of the timing of the related gift card redemption, was considered. However, that would result in a reduction of revenue for the premium prior to the recording of revenue in association with the gift card redemption. The redemption of the gift card determines when the premium should be

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recognized, as we have not foregone the premium until the customer chooses to redeem the related gift card, if ever. This alternative is not in compliance with EITF 01-9, and as such we did not select this alternative.

In future filings we will expand our disclosures in Note 1 to our financial statements to include disclosure as to the accounting for transactions where customers trade-in used merchandise in exchange for store credit or cash. The disclosure will read as follows:
We provide our customers with the opportunity to trade in used CDs, DVDs, video games and books in exchange for cash consideration or store credit in the form of a gift card. Merchandise inventory is recorded at a cost equal to the cash offer to the customer. If a customer chooses store credit, a gift card is issued for the amount of the cash offer plus a premium. Premiums associated with gift cards issued as a result of a trade-in transactions are recorded as a reduction of revenue in the period in which the gift cards are redeemed.
In connection with our responses above, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Dan Crow
Vice President Finance & Chief Financial Officer
Hastings Entertainment, Inc.